UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934

        INTELLIGENT POLYMERS LIMITED (IXP/U)

                    (Name of Issuer)

                             UNITS


            (Title of Class of Securities)

                   CUSIP No. 45815V200
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      December 2, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     57,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     57,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     57,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.5%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     53,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     53,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     53,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.4%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    12,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     12,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     12,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.3%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners III, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    8,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     8,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     8,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.2%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     9,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     9,200

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     9,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.2%

14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO.  45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     74,800

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     74,800

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     74,800

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     2.0%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     140,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     140,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     140,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     3.8%

14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     215,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     215,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     215,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     215,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     215,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     215,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     215,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     215,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     215,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     140,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     140,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     140,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     3.8%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     215,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     215,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     215,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     215,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     215,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     215,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    5.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     215,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     215,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     215,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.8%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     215,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     215,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     215,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.8%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     215,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     215,300

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     215,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.8%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 45815V200

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     215,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     215,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     215,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.8%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer
This statement relates to units (the "Units") issued
jointly by Intelligent Polymers Limited (the "Company")
 and Biovail Corporation International ("Biovail").
Each Unit consists of one Common Share, par value $.01
per share, of the Company (the "Shares") and one warrant
to purchase one Common Share, no par value, of  Biovail
(the "Warrants").   The Shares and Warrants trade jointly
as Units (and cannot be traded separately ) through September 30, 1999 or such earlier date that Biovail exercises its option to purchase all of the then outstanding Shares of the Company. For further information on such purchase option by Biovail, see the Prospectus filed by the Company and Biovail with the Securities and Exchange Commission pursuant to Rule 424B4 on October 10, 1997. The Company's principal offices are located at the following address: c/o
Conyers Dill & Pearnian, Clarendon House, 2 Church
St., Hamilton HM 11 DJ.


Item 2.  Identity and Background

     (a)    This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Units (and corresponding
Shares) held by it; (ii)Farallon Capital Institutional
Partners, L.P., a California limited partnership
("FCIP"), with respect to the
Units (and corresponding Shares) held by it;
(iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Units (and
corresponding Shares) held by it; (iv)
Farallon Capital Institutional Partners III, L.P., a
Delaware limited partnership ("FCIP III"), with
respect to the Units (and corresponding Shares) held
by it; (v) Tinicum Partners, L.P., a New York limited
partnership ("Tinicum"; collectively with FCP,
FCIP, FCIP II and FCIP III, the "Partnerships"),
with respect to the Units (and corresponding Shares)
held by it;(vi) Farallon Capital Management, L.L.C.,
a Delaware limited liability company ("FCMLLC"), with
respect to the Units
PAGE

(and corresponding Shares) held
by Farallon Capital Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore"), and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"<1>); (vii) Farallon
Partners, L.L.C., a Delaware limited liability company
("FPLLC"), with respect to the Units (and corresponding
Shares) held by each of the Partnerships; (viii) each of Enrique H. Boilini("Boilini"), David I. Cohen
("Cohen"), Joseph F. Downes ("Downes"), Jason M.
Fish ("Fish"),Andrew B. Fremder ("Fremder"),
William F. Mellin ("Mellin"), Stephen L. Millham
("Millham"), Meridee A. Moore ("Moore") and
Thomas F. Steyer ("Steyer"), with respect to the Units (and corresponding Shares) held by each of the Partnerships and the Managed Accounts; and (ix) Fleur E. Fairman
("Fairman") with respect to the Units (and corresponding
Shares) held by each of the Partnerships (FCP, FCIP, FCIP II, FCIP III, Tinicum, FCMLLC, FPLLC,
Boilini, Cohen, Downes, Fairman, Fish, Fremder,
Mellin, Millham, Moore and Steyer shall
collectively be referred to hereafter as the "Reporting Persons").

     The name, address, principal business, citizenship or state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Units (and corresponding
 Shares) reported hereby for the Partnerships and FCMLLC on behalf of the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin,
Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Units (and corresponding Shares). Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Units
(and corresponding Shares)owned by

<1>Of the Units (and corresponding Shares) reported
by FCMLLC on behalf of the Managed Accounts, 3,200
Units (and such corresponding Shares)(equal to 0.08% of the total Units currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport,
Connecticut, 06881.

PAGE
the Partnerships.
FCMLLC may be deemed to be the beneficial owner of all such Units (and corresponding Shares) owned by the Managed Accounts.
Each of FCMLLC, FPLLC, Boilini, Cohen, Downes,
Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units (and corresponding Shares).

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is Craigmuir
Chambers, P.O. Box 71, Road Town, Tortola,
British Virgin Islands.

     (c)    The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

      (d)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other
          Consideration.

         The net investment cost (including commissions) is $1,160,039 for the 57,300 Units (and corresponding Shares) held by FCP, $1,081,583 for the 53,400 Units (and corresponding Shares) held by FCIP, $248,931 for the 12,300 Units (and corresponding Shares) held by FCIP II, $168,733 for

PAGE
the 8,300 Units (and corresponding Shares) held by FCIP III, $185,600 for the 9,200 Units (and corresponding
Shares) held by Tinicum and $1,514,277 for the 74,800 Units
(and corresponding Shares) held by the Managed Accounts.<2>

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP
III, from working capital; (ii) with respect to the Managed
 Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman
Sachs & Co.; and (iii) with respect to FCP and Tinicum, from working capital and/or from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Units (and corresponding Shares).

Item 4.  Purpose of the Transaction.

     The purpose of the acquisition of the Units (and corresponding Shares) is for investment, and the acquisitions of the Units (and corresponding Shares) by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Units (and corresponding
 Shares), consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Units (and corresponding Shares) or dispose of any or all of its Units (and corresponding Shares)
 depending upon an ongoing evaluation of the

<2> As the Shares currently trade as part of the Units
(as described in Item 1 above), the reported cost is a per Unit cost. For purposes of this Schedule 13D, the net investment cost attributes all of the Unit cost to the related Share.

PAGE
investment in
the Units (and corresponding Shares), prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Units (and corresponding Shares) which it may hold at any point in time.

     Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule
13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

     A.     Farallon Capital Partners, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith as well as in Footnote 1 hereto is calculated based upon the 3,737,500 Units outstanding as reported by the Company in the Prospectus filed by the Company and Biovail with the Securities and Exchange Commission pursuant to Rule 424B4 on October 10, 1997.

            (c)    The trading dates, number of Units (and
corresponding Shares) purchased
or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.



            (d)     FPLLC as General Partner has the
power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC, and PAGE

Boilini, Cohen,
Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing
members of FPLLC.

            (e)     Not applicable.

      B.    Farallon Capital Institutional Partners, L.P.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

            (c)    The trading dates, number of Units (and
 corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

      C.   Farallon Capital Institutional Partners II,
L.P.
            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
II is incorporated herein by reference.

            (c)    The trading dates, number of Units (and
 corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)      Not applicable.

     D.    Farallon Capital Institutional Partners III, L.P.

           (a),(b)     The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.
PAGE

           (c)     The trading dates, number of Units (and
 corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

           (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore are
managing members of FPLLC.

           (e)     Not applicable.

     E.    Tinicum Partners, L.P.

            (a), (b) The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

            (c)    The trading dates, number of Units (and
 corresponding Shares)purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

      F.    Farallon Capital Management, L.L.C.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for FCMLLC is incorporated herein by reference.

            (c)    The trading dates, number of Units (and
 corresponding Shares)purchased or sold and the price per Unit (and per Share) for all purchases and sales by the Managed
Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d)     FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts.
Steyer is the senior managing member of FCMLLC

PAGE
and
Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham and Moore are managing members of FCMLLC.

            (e)     Not applicable.

      G.    Farallon Partners, L.L.C.

            (a), (b)     The information set forth in rows
7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC
and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

     H.     Enrique H. Boilini

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units
(and corresponding Shares).
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed
 Accounts.  Boilini is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     I.     David I. Cohen

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)     None.


            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale Units (and corresponding Shares).
FCMLLC, as an investment adviser, has the power

PAGE
to direct the disposition of the proceeds of the sale of Units (and corresponding Shares) held by the Managed
Accounts. Cohen is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     J.     Joseph F. Downes

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding
 Shares) held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

      K.     Fleur E. Fairman

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of Units (and corresponding Shares). Fairman is a managing member of FPLLC.

            (e)     Not applicable.

     L.     Jason M. Fish

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

            (c)     None.



            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and
PAGE
corresponding Shares) held by the Managed
Accounts.  Fish is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     M.     Andrew B. Fremder

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page for Fremder is incorporated herein by reference.

           (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including
the disposition of the proceeds of the sale of the
Units (and corresponding Shares).  FCMLLC, as an investment
 adviser, has the
power to direct the disposition of the proceeds of the
sale of the Units (and corresponding Shares) held by the
Managed Accounts.   Fremder is a managing member of FCMLLC
and FPLLC.

            (e)     Not applicable.

      N.    William F. Mellin

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares).
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed
 Accounts. Mellin is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     O.     Stephen L. Millham

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.



            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and
PAGE
corresponding Shares).
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed
 Accounts.
Millham is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     P.     Meridee A. Moore

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares).
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed
Accounts.  Moore is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     Q.     Thomas F. Steyer

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares).
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed
Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

    The Units (and corresponding Shares) reported hereby for the Partnerships and FCMLLC on behalf of the Managed
Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham,
Moore and Steyer may be deemed,
as managing members of
FPLLC and FCMLLC, to be the beneficial owner of all such Units (and corresponding Shares). Each of FPLLC and
Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Units (and corresponding Shares) owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Units (and corresponding Shares) owned by the PAGE

Managed
Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units
(and corresponding Shares).

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

    Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 1997


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS
                    II, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS III,
                    L.P. and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.


          The Powers of Attorney each executed
by  Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore authorizing
Steyer to sign and file this Schedule 13D on each person's behalf was filed with Amendment No. 1 to the Schedule 13D filed with the SEC on September 26, 1997 by such Reporting Persons with respect to the Common Stock of Sphere
Drake Holdings Limited are hereby incorporated by reference.

PAGE

                                                ANNEX 1



     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below, with respect to each managing member of FCMLLC and FPLLC is the following: (a) name;
(b) business address; (c) principal occupation; and
(d) citizenship.

1.     (a)    Farallon Capital Management, L.L.C.
       (b)    One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Serves as investment adviser to various
               managed accounts
       (d)    Delaware limited liability company
       (e)    Managing Members: Thomas F. Steyer, Se-
               nior Managing Member; Enrique H. Boilini,
               David I. Cohen, Joseph F. Downes, Jason
               M. Fish, Andrew B. Fremder, William F.
               Mellin, Stephen L. Millham and Meridee A.
               Moore, Managing Members.

2.     (a)    Farallon Partners, L.L.C.
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
      (c)     Serves as general partner to investment
                partnerships
      (d)     Delaware limited liability company
      (e)     Managing Members:  Thomas F. Steyer,
                Senior Managing Member; Enrique H. Boilini,
                David I. Cohen, Joseph F. Downes, Fleur E.
                Fairman, Jason M. Fish, Andrew B. Fremder,
                William F. Mellin, Stephen L. Millham and
                Meridee A. Moore, Managing Members.

3.     (a)    Enrique H. Boilini
       (b)    c/o Farallon Capital Management, L.L.C.
                75 Holly Hill Lane
                Greenwich, CT 06830
       (c)    Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
       (d)    Argentinean Citizen

4.     (a)    David I. Cohen
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
       (c)    Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
        (d)     South African Citizen

PAGE

5.     (a)    Joseph F. Downes
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

6.     (a)    Fleur E. Fairman
       (b)    993 Park Avenue
               New York, New York  10028
       (c)    Managing Member of Farallon Partners,
               L.L.C.
       (d)    United States Citizen

7.     (a)    Jason M. Fish
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

8.     (a)    Andrew B. Fremder
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon
               Partners, L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.
       (d)    United States Citizen

9.     (a)    William F. Mellin
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

10.    (a)    Stephen L. Millham
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)     United States Citizen

PAGE

11.    (a)    Meridee A. Moore
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

12.    (a)    Thomas F. Steyer
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c) Senior Managing Member of Farallon Part-ners, L.L.C.; Senior Managing Member of
               Farallon Capital Management, L.L.C.
       (d)    United States Citizen

PAGE

                        SCHEDULE A

           FARALLON CAPITAL PARTNERS, L.P.


 TRADE          NO. OF UNITS        PRICE
 DATE              PURCHASED       PER UNIT <3>
                              (including commission)

10/21/97           1,000            $20.80
10/22/97           3,400            $20.80
10/23/97           1,100            $20.24
10/24/97           2,400            $20.19
10/27/97           3,600            $19.68
10/28/97           1,200            $17.80
12/1/97            1,900            $19.57
12/2/97            1,900            $20.01
12/4/97            1,500            $20.09
12/8/97              900            $20.77
12/9/97              900            $20.77
12/10/97           1,100            $21.42
12/11/97           1,300            $20.56



<3> As the Shares currently trade as part of the
Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this Schedule 13D, the price attributes all of the Unit price to the related
Share.

PAGE

                        SCHEDULE B

         FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


 TRADE          NO. OF UNITS        PRICE
 DATE              PURCHASED       PER UNIT <4>
                              (including commission)



10/21/97       1,000              $20.80
10/22/97       3,400              $20.80
10/23/97       1,000              $20.24
10/24/97       1,600              $20.19
10/27/97       3,600              $19.68
10/28/97       1,200              $17.80
12/1/97        1,400              $19.57
12/2/97        1,600              $20.01
12/4/97        1,400              $20.09
12/8/97          800              $20.77
12/9/97          900              $20.77
12/10/97       1,100             $21.42
12/11/97       1,600             $20.56


<4> As the Shares currently trade as part of the
Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this Schedule 13D, the price attributes all of the Unit price to the related
Share.

PAGE

                        SCHEDULE C


        FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


 TRADE          NO. OF UNITS        PRICE
 DATE              PURCHASED       PER UNIT <5>
                              (including commission)


10/21/97          200             $20.80
10/22/97          800             $20.80
10/23/97          200             $20.24
10/24/97          600             $20.19
10/27/97          900             $19.68
10/28/97          300             $17.80
12/1/97           300             $19.57
12/2/97           300             $20.01
12/4/97           300             $20.09
12/8/97           100             $20.77
12/9/97           200             $20.77
12/10/97          200             $21.42
12/11/97          300             $20.56

<5> As the Shares currently trade as part of the
Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this Schedule 13D, the price attributes all of the Unit price to the related
Share.

PAGE

                         SCHEDULE D

    FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.


TRADE             NO. OF UNITS        PRICE
 DATE               PURCHASED         PER UNIT <6>
                                (including commission)


10/21/97              100             $20.80
10/22/97              500             $20.80
10/23/97              100             $20.24
10/24/97              300             $20.19
10/27/97              300             $19.68
10/28/97              100             $17.80
12/1/97               400             $19.57
12/2/97               500             $20.01
12/4/97               500             $20.09
12/8/97               300             $20.77
12/9/97               400             $20.77
12/10/97              400             $21.42
12/11/97              600             $20.56


<6> As the Shares currently trade as part of the
Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this Schedule 13D, the price attributes all of the Unit price to the related
Share.

PAGE

                   SCHEDULE E

          TINICUM PARTNERS, L.P.


TRADE              NO. OF UNITS        PRICE
 DATE               PURCHASED        PER UNIT <7>
                               (including commission)

10/21/97              200             $20.80
10/22/97              300             $20.80
10/23/97              200             $20.24
10/24/97              300             $20.19
10/27/97              900             $19.68
10/28/97              300             $17.80
12/1/97               400             $19.57
12/2/97               500             $20.01
12/4/97               300             $20.09
12/8/97               100             $20.77
12/9/97               200             $20.77
12/10/97              200             $21.42
12/11/97              300             $20.56


<7> As the Shares currently trade as part of the
Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this Schedule 13D, the price attributes all of the Unit price to the related
Share.

PAGE

                SCHEDULE F

          FARALLON CAPITAL MANAGEMENT, L.L.C.


TRADE            NO. OF UNITS        PRICE
 DATE             PURCHASED          PER UNIT <8>
                               (including commission)
10/21/97           1,000             $20.80
10/22/97           3,400             $20.80
10/23/97           1,100             $20.24
10/24/97           1,100             $20.19
10/27/97           4,500             $19.68
10/28/97           1,500             $17.80
12/1/97            2,100             $19.57
12/2/97            2,000             $20.01
12/3/97              500             $19.77
12/4/97            1,800             $20.09
12/8/97            1,000             $20.77
12/9/97            1,400             $20.77
12/10/97           1,500             $21.42
12/11/97           2,600             $20.56
10/21/97             100             $20.80
10/22/97             300             $20.80
10/23/97             100             $20.24

<8> As the Shares currently trade as part of the
Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this Schedule 13D, the price attributes all of the Unit price to the related
Share.


PAGE

10/24/97             100             $20.19
10/27/97             300             $19.68
10/28/97             100             $17.80
12/1/97              100             $19.57
12/2/97              200             $20.01
12/4/97              100             $20.09
12/8/97              100             $20.77
12/9/97              100             $20.77
12/10/97             100             $21.42
12/11/97             200             $20.56
10/21/97             200             $20.80
10/22/97             800             $20.80
10/23/97             200             $20.24
10/24/97             200             $20.19
10/27/97             900             $19.68
10/28/97             300             $17.80
12/1/97              400             $19.57
12/2/97              500             $20.01
12/4/97              500             $20.09
12/8/97              300             $20.77

PAGE

12/9/97              400             $20.77
12/10/97             400             $21.42
12/11/97             600             $20.56
PAGE

                  EXHIBIT INDEX


     EXHIBIT 1         Joint Acquisition Statement
                       Pursuant to Rule 13D-(f)(1)
PAGE

                                              EXHIBIT  1
                                                      to
                                             SCHEDULE 13D

                JOINT ACQUISITION STATEMENT
                PURSUANT TO RULE 13D-(f)(1)


      The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: December 12, 1997

                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS III, L.P. and TINICUM
                    PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as attorney-in-fact
                    for each of Enrique H. Boilini, David
                    I. Cohen, Joseph F. Downes, Fleur E.
                    Fairman, Jason M. Fish, Andrew B.
                    Fremder, William F. Mellin, Stephen
                    L. Millham, and Meridee A. Moore.